Exhibit 99.1

SciSparc Provides Updates Upon Conclusion of 2021

TEL AVIV, Israel, Dec. 29, 2021 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the "Company" or "SciSparc"), today provides updates regarding its activities in 2021.

Itzhak Shrem, Chairman of the board of SciSparc, said, "We are excited to conclude a very eventful and successful year. We reached several important milestones, among them the uplisting of our ordinary shares to the Nasdaq Capital Market."

"Looking forward to 2022, we are aiming to show progress in our clinical programs in Tourette Syndrome (TS), Alzheimer's disease (AD) and Agitation and Autism Spectrum Disorder (ASD). We are planning on expanding our partners network and continuing to raise awareness of our unique technologies and novel treatments by showcasing them in leading events worldwide. We plan on strengthening our professional team and advisory board as well as increasing exposure to investors in North America," added Amitai Weiss, Chief Executive Officer of SciSparc.

In 2021, the Company completed a corporate rebranding that better represent its current business focus and listed its ordinary shares on the Nasdaq Capital Market.

Financing:

During 2021, the Company raised more than $8 million from institutional and accredited investors in a private placement.

IP Protection:

During 2021, the Company was awarded two patents from the Australian Patent Office and one from the Japanese Patent Office concerning the proprietary compounds and methods underlying the Company's core technologies: Pharmaceutical compositions comprising cannabinoids and N-acylethanolamines, and methods for their use in preventing and treating a variety of cannabinoid-treatable conditions.

Pipeline Status:

SCI–110 for Tourette Syndrome- Towards Phase IIb Clinical Trial

During 2021, the Company announced a number of updates regarding its Phase IIb clinical study in TS using the proprietary cannabinoid-based treatment- SCI-110. The study will be led by Prof. Kirsten Mueller- Vahl from Hanover Medical School. The Company has begun preparations that will facilitate the commencement of the clinical study and engaged with a contract research organization (CRO) to provide support for the trial. In addition, SciSparc had established its supply chain infrastructure for the manufacturing and delivering of the SCI-110 drug.

Also, the Company announced the publication of a manuscript by Dr. Michael. H Bloch et al. The manuscript teaches the uses of its proprietary drug candidate SCI-110 for TS as demonstrated in a study conducted at the Department of Psychiatry, and the Child Study Center at Yale University in New Haven, Connecticut, USA.

SCI–110 for Alzheimer's disease and Agitation- Towards Phase IIa Clinical Trial

During 2021, the Company received approval from the Israeli Ministry of Health and Helsinki Committee to commence a Phase IIa Clinical Trial of SCI-110 in patients with AD and Agitation.

The Company signed an agreement with The Israeli Medical Center for Alzheimer's to conduct a Phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with AD and agitation using the Company's proprietary drug candidate.

SCI–210 for Status Epilepticus

During 2021, the Company announced it has entered an agreement with The Sheba Fund for Health Services and Research, to perform a pre-clinical study for the evaluation of the Company's SCI-210 drug development program, a proprietary novel pharmaceutical preparation containing non-psychoactive cannabinoid cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of Status Epilepticus (SE). The study, which is led by Prof. Nicola Maggio, a senior neurologist and a neuroscientist at the Chaim Sheba Medical Center, was already initiated after SciSparc received all the necessary approvals, including the Israeli Medical Cannabis Unit (IMCA) as well as the ethical committee approval.

SCI-160 for Pain

In 2021, the Company announced positive top-line results for its proprietary compound, SCI-160, in a controlled pre-clinical trial on neuropathic and post-operative pain. The study was conducted at the University of Calgary under the leadership of Dr. Tuan Trang, Associate Professor in the Department of Comparative Biology & Experimental Medicine, a renowned researcher in the clinical management of pain conditions.

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome and for the treatment of obstructive sleep apnea; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected medical benefits of its therapeutics and drug candidates, its plans to expand its partners network and progress its clinical programs for TS, AD and Agitation, SE and pain, its plans to raise awareness of its technologies and novel treatments by showcasing them in leading events worldwide and its plans to strengthen its professional team and advisory board as well as increase exposure to investors in North America. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 30, 2021, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055